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March 24, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rovi Corporation

Soliciting Material on Schedule 14A filed by Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital II Offshore Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC, Glenn W. Welling, David Lockwood, Raghavendra Rau and Philip A. Vachon

Filed March 12, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 16, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on March 12, 2015 (the “Engaged Capital Materials”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Engaged Capital Materials.

General

1.
We note your statements that “we are highly confident of success” and “this path will lead to the removal of current directors.” Please refrain from making claims regarding the results of the solicitation. See Note d. to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 24, 2015

Engaged Capital acknowledges the Staff’s comment and does not believe the referenced statements are a prediction of the results of the solicitation by Engaged Capital.  Engaged Capital confirms that it will refrain from making claims that would be considered a prediction of the results of the solicitation in future filings.

2.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

•	“... though the incumbent Board’s track record would provide no defense in the case of the latter.”

•	“ ... the current Board’s indefensible track record of value destruction.”

Engaged Capital acknowledges the Staff’s comment and confirms that it will qualify its statements of belief as such in future filings. Engaged Capital provides the following supplemental information in support of its stated beliefs regarding the incumbent Board’s track record of value destruction.

The table below provides Rovi’s shareholder returns over the past one-, three- and five-year periods, which chronicles the incumbent Board’s history of value destruction.

Furthermore, the following table demonstrates that Rovi incurred a loss of over $700 million on its December 2010 acquisition of Sonic Solutions, which is especially troubling given Rovi has a market cap of approximately $2 billion.

March 24, 2015

3.
Please confirm, if true, that you have described each participant’s indirect interests by security holdings or otherwise. In that regard, we note that the disclosure only addresses the direct interests of Messrs. Lockwood, Rau and Vachon. If you have not done so, please provide this disclosure in your next filing of soliciting material pursuant to Rule 14a-12. See Rule 14a-12(a)(1)(i).

Engaged Capital acknowledges the Staff’s comment and confirms that it has described each participant’s indirect interests by security holdings or otherwise. Messrs. Lockwood, Rau and Vachon do not have any indirect interests to be disclosed.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP

March 24, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the soliciting materials on Schedule 14A filed by the undersigned on March 12, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

March 24, 2015

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
GLENN W. WELLING Individually and as attorney-in-fact for David Lockwood, Raghavendra Rau and Philip A. Vachon